

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

<u>Via E-mail</u>
Myles R. Itkin
Executive Vice President, Chief Financial Officer and Treasurer
Overseas Shipholding Group, Inc.
666 Third Avenue
New York, NY 10017

> **Re: Overseas Shipholding Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-06479**

Dear Mr. Itkin:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 25</u>

<u>The market value of vessels fluctuates significantly…, page 27</u>

1. We note your disclosure that the market value of vessels fluctuates significantly, which could adversely affect your liquidity, result in breaches of your financing agreements or otherwise adversely affect your financial condition. Due to the volatility in vessel market values, please revise your discussion of liquidity in MD&A to include disclosure of the potential impact to your liquidity of this volatility. Such discussion should provide your investors with greater insight into the likelihood of breaches of your financing agreements. Your revised disclosure may include the aggregate market value of vessels as compared to the outstanding balance under any financing agreements and/or a sensitivity analysis discussing the impact a 10% change in vessel market value may have on your continued compliance with your financing agreements.

2. In addition, we believe that you should include a table in your discussion of liquidity in MD&A listing your vessels and indicating whether their estimated market value is above or below their carrying value. For those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2010, if you decided to sell all of such vessels.

Critical Accounting Policies, page 48

Vessel Impairment, page 49

3. Given that the market value of vessels fluctuates significantly, please expand your disclosure to describe your estimates and assumptions in greater detail that are used for analysis of vessel impairment and also to provide greater insight into possible variability of your estimates and assumptions. Your revised disclosure should address circumstances where the market value of vessels may have declined below the vessels carrying value even though you may not have impair those vessels' carrying value under your accounting impairment policy. In addition, your revised disclosure should explain how you calculated the estimates, how accurate your estimates have been in the past, how assumptions have changed in the past and the extent to which the estimates are reasonably likely to change in the future.

Notes to Consolidated Financial Statements, page 74

Note E: Vessels, Deferred Dry Dock and other Property, page 80

4. Given that your vessels are the most significant component of your balance sheet and operations, please consider including a sub-table that lists for each of your vessels at each balance sheet date, the total cost of the individual vessel, accumulated depreciation, and a reconciliation of changes during the period from disposals, acquisitions, transfers from vessels under construction, or other. For convenience of your investors, and in one easily readable format, the tabular information could also indicate the date acquired, sold, or transferred, along with a cross-reference to any applicable debt disclosed in Note E.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at 202-551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief